CONSENT OF EXPERT

March 1, 2007

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, James A. Sturgess, do hereby consent to the filing of the written disclosure of the technical report entitled “Mineral Resources Estimate – Revised Technical report for the Rosemont Deposit, Pima County, Arizona” dated April 21, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Form 40-F Annual Report dated March 1, 2007 (the “Form 40-F Annual Report”) of Augusta Resource Corporation (the “Company”), and to the filing of the Technical Report and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) James A. Sturgess
Name: James A. Sturgess, BSc, MSc.
Location: Denver, Colorado